Mail Stop 6010

October 10, 2006

Steven R. Carlson
Chief Executive Officer
Obagi Medical Products, Inc.
310 Golden Shore
Long Beach, CA 90802

> **Re:** **Obagi Medical Products, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 13, 2006**
> **File No. 333-137272**

Dear Mr. Carlson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. We note you have filed a confidential treatment request. Comments regarding the confidential treatment request, if any, will be sent under separate cover. All comments will need to be resolved prior to effectiveness.

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

3. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

4. We note the disclosure on page 102 that on November 10, 2005 you granted Cellogique Corporation the exclusive right to distribute certain products to customers in several Middle Eastern countries, including Iran, Sudan, and Syria. These three countries are identified as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions. Your Form S-1 does not contain information regarding your operations in or other contacts with these countries.

   Please describe to us in reasonable detail your past, current, and anticipated operations in and other contacts with Iran, Sudan and Syria, whether through affiliates, partners, or other direct or indirect arrangements. Describe the specific products and services distributed, sold, or otherwise provided into each named country. Discuss any dealings with the governments of these countries, or with entities controlled by or affiliated with those governments.

5. Please discuss the materiality of the operations or other contacts described in response to the foregoing comment, and whether those operations or contacts, individually or in the aggregate, constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

   We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Illinois, Oregon, Maine and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, the University of California, and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having operations in, or other business contacts with, Iran, Sudan, and Syria.

Prospectus Inside Front Cover Page

6. We acknowledge the graphics that are included on the inside front cover page of the prospectus. Please tell us whether you intend to use any other graphics in the filing. If you do, please provide us with proofs of the graphics before you distribute a preliminary prospectus. We may have comments regarding these materials.

7. Please delete the words "clinically proven" in the description of Obagi Nu-Derm System. This claim needs to be put in proper context, and it would be too cumbersome to include such an explanation on the inside front cover page.

8. We note from page 72 that you have launched the Obagi Nu-Derm Condition and Enhance Systems only for use primarily with Botox injections. Please revise the description of this product on the inside front cover page so it does not mention other cosmetic procedures.

Prospectus Summary, page 1

9. We note you refer to your products as "systems." Please briefly clarify what these "systems" consist of. For example, are they creams that are applied directly onto the skin? Do they also include devices for applying them on the skin? Please ensure the Summary describes what each of your products consists of.

10. We note from the first paragraph of this discussion that you launched Obagi Nu-Derm Condition and Enhance System "for use primarily with Botox injections." Based on disclosure on page 73, it appears you have not completed a clinical trial showing that the product is effective in improving the results of Botox injections. Please disclose this fact where you first mention the product in the Summary.

11. We note from the last sentence in the first paragraph that you are "evaluating new systems to address acne and skin elasticity and, based on early positive clinical results, we plan to introduce them to the market in late 2006 or early 2007."

    - Please state whether these products are regulated as cosmetics, drug products, or new drug products.
    - Also, since your forecast is "based on early positive clinical results," it appears clinical tests are not complete. Since clinical tests are often unpredictable, please remove from throughout the filing the forecasted time

for market introduction. Alternatively, state that the forecast is based on the assumption that clinical trial results will be favorable, which may not turn out to be true.

12. We note from the top of page 3 that you have an alliance with the American Society of Plastic Surgeons. Is there a written agreement underlying this alliance? If so, please file it as an exhibit to your registration statement. Also discuss in your Business section the terms of the alliance, including the amount of the grant you provided to ASPS, the duration, the termination provisions, and any other material provisions.

13. We note the discussion near the top of page 3 about the Phase IV study. Please explain specifically what you are studying. For example, what are the study's endpoints? Also, explain what a Phase IV study is, why it is necessary, and whether it is required by the FDA.

Risks Associated with Our Business, page 4

14. Please put this discussion in bullet-point format, similar to the "Our Strategy" discussion.

15. Please discuss the hurdles you must overcome to develop and market new indications for your products, which you mention in the second bullet point in the "Our Strategy" discussion.

16. We note your products are subject to regulation by the FDA, but you do not believe they are subject to FDA approval. We further note the FDA could disagree with your position. Please discuss which aspects of your products the FDA regulates. Also, state the basis for your belief that they are not subject to FDA approval and the consequences of the FDA disagreeing with your position.

Risk Factors, page 8

Our marketed products and our products under development . . . , page 10

17. Please identify the specific alternative treatments in development that could render your products obsolete. Identify the companies developing them, and state which of your products could be threatened.

To sustain our continued growth, we will need to increase . . . , page 11

18. Please state your best estimate as to the approximate number of employees you will need to hire during the next twelve months and the cost of doing so.

<u>Because we have limited research and development capabilities . . . , page 11</u>

19. Please identify in this risk factor any third-party research and development companies upon whom you substantially rely. File as exhibits your agreements with them, and discuss the material terms of the agreements in the Business section. Also, state in this risk factor the duration and termination provisions of these agreements. Provide similar information for the third-party manufacturers that are discussed in "Because we currently have no commercial manufacturing capabilities . . ." on page 11.

<u>Our products may cause undesirable side effects that could limit their use . . . , page 12</u>

20. The information about hydroquinone in this risk factor and in "Our ability to commercially distribute our products . . ." on page 15 appears to be significant enough to warrant a risk factor of its own with an appropriate heading. Please revise accordingly, and remove any repetitive text. Also, although we note you mention in the Prospectus Summary the FDA's notice of proposed rulemaking, you should provide further information in the Summary, including the FDA's reasons for the rulemaking, the fact that hydroquinone could be carcinogenic and related to ochronosis, and the potential consequences of the rulemaking on your company and products. Also, define "ochronosis" in the Summary and in the new risk factor.

<u>Our former chairman and trusts he established have exercised their rights . . . , page 13</u>

21. We note the final purchase price for the shares you will repurchase has not yet been determined. Please state when it will be determined and the formula upon which it will be based.

22. We note the Credit Agreement limits your payments to Mr. McNamara. Since Mr. McNamara does not appear to be a party to the Credit Agreement, please state the payment timeframe anticipated by the Investor's Rights Agreement, and disclose the possibility and consequences of Mr. McNamara seeking to enforce this timeframe.

<u>If we are involved in intellectual property claims and litigation . . . , page 18</u>

23. To the extent you are aware that you have any intellectual property that is being infringed upon or that you have been notified of a third party's belief that you are infringing on their intellectual property, please revise to disclose the situation and potential consequences.

<u>We and our manufacturers and suppliers license certain technologies . . . , page 19</u>

24. Please identify which of your products are Vitamin C serums. Also, state when the licenses with Avon are currently scheduled to terminate. If any of them are terminable at will, disclose that fact.

25. Please file as exhibits the license agreements with Avon. Discuss the material terms in your Business section.

<u>We will incur increased costs as a result of being a public company, page 24</u>

26. As currently worded, this risk factor could apply to any issuer. Please revise it so it discusses your situation more specifically.

<u>You will suffer immediate and substantial dilution, page 28</u>

27. Please revise this risk factor to explain that investors who purchase shares will contribute ___% of the total amount to fund the company but will own only ___% of the outstanding share capital and ___% of the voting rights.

<u>Use of Proceeds, page 30</u>

28. We note you plan to repay debt with part of the offering proceeds. Please state the maturity date, current interest rate, and how the interest rate is calculated. See Instruction 4 to Item 504 of Regulation S-K.

29. We note you plan to use part of the offering proceeds to increase the scope of your research and development programs. Please identify which products you plan to develop with the proceeds, state an approximate dollar amount you anticipate spending on each product, and explain more specifically what you plan to do with each product with the proceeds.

<u>Dilution, page 33</u>

30. Please revise the discussion and table to begin with historical net tangible book value and historical net tangible book value per share.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Overview, page 37</u>

31. Please include a caption in this section to address the impact that the material weakness over internal control discussed on pages 23 and 24 had on the financial reporting processes covered in this period. Include items such as how the material

weakness was identified, what additional steps had to be taken to ensure that the financial statements were not affected by it, and anything else that will allow an investor to better understand the impact this weakness had on the financial reporting process. Please disclose whether the material weakness was corrected and disclose the steps the company has taken to remedy the material weakness.

32. We note the discussion of the agreement with Incell Corporation on page 38. Please file this agreement as an exhibit, and discuss its material terms in the Business section.

Results of Operations, page 39

33. Please disclose in an appropriate section of the MD&A the nature of the costs included in Cost of Sales and in Selling, General and Administrative expenses.

Critical Accounting Policies and Use of Estimates, page 40

34. Please address the material implications of the uncertainties associated with the methods, assumptions and estimates underlying the critical accounting measurements of each policy. Consistent with Section V of Financial Reporting Release 72, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, please expand your disclosures to include the following for each critical accounting policy identified:

- Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.
- Specifically address why your accounting estimates or assumptions bear the risk of change.
- Analyze, to the extent material, such factors as how accurate the estimate or assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.

Stock-based Compensation, page 43

35. Please name the independent valuation specialist on page 43 and in the Experts section on page 117 and provide a consent.

36. Please clarify in the filing why management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist for your February and October 2005 valuations of your common stock.

37. Please discuss each significant factor that contributed to the difference between the fair value as of the date of each grant and (1) the estimated IPO price for your

retrospective valuations, or (2) the fair value as determined by your valuation specialist for your contemporaneous valuations.

38. Please continue to update the table of options granted on page 46 for any equity issuances up until the date of effectiveness. We may have further comments once an IPO range has been disclosed.

39. Please tell us when your contemporaneous valuations were performed and why you believe they were contemporaneous.

Commitments and contractual obligations, page 57

40. We note that the company did not include certain obligations arising from a services agreement with Obagi, Inc. in the contractual obligation table; it would appear that these liabilities represent future legal obligations of the company. Due to the significant nature of these liabilities to the company's business we believe their inclusion in the contractual obligation table will provide investors increased disclosure of liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please revise the contractual obligation table to include the amounts to be paid for all your future legal obligations.

Business

Overview, page 62

41. We note that "clinical studies have demonstrated that the use of [your] products results in skin that looks and acts younger and healthier." You also describe the Obagi Nu-Derm System on pages 1 and 62 as being "clinically proven." Since the FDA has not approved your products, please discuss your basis for making these claims. Discuss the clinical trials your products have undergone, the endpoints of the trials, the sample size, the statistical methods used, and the results, including p-values.

42. Please file as an exhibit your agreement with ReVance Therapeutics, which is mentioned in the second full paragraph on page 63, and discuss its material terms.

Our Obagi Systems and Related Products, page 69

43. In each of the product descriptions on pages 70-72, please discuss your products' side effects.

Obagi Nu-Derm System, page 70

44. We note the Obagi Nu-Derm System consists of six prescription and OTC drugs and adjunctive cosmetic skin care products.

   - Please clarify how the six components are sold and used. Do patients who use the Obagi Nu-Derm System always purchase and use all six components together, or are the components sold and used separately from one another?
   - To the extent material, please identify and describe each of the six components. For example, any component of this System that accounts for a material amount of your sales should be described.
   - Please provide similar information in the "Obagi-C Rx System" discussion on page 71 regarding the four components of that System.

Expanded Applications for Existing Products, page 72

45. In the first paragraph of this section, you state the Obagi Nu-Derm Condition and Enhance System was launched in July 2006. However, the table on page 73 lists a "target launch date" for this product. Please reconcile this inconsistency.

Intellectual Property, page 79

46. Please include a table with the following: each material patent you own or license, the product(s) it is used in, the country that issued the patent, the licensor for licensed patents, and the expiration date of the patent/license.

Government Regulation, page 80

47. You state in "Our ability to commercially distribute our products . . ." on page 15 that you "believe" your products with 4% hydroquinone are not currently subject to FDA pre-market approval. Please explain in the "Government Regulation" section your basis for this belief.

48. You state that many of your products in the Obagi Nu-Derm, Obagi-C Rx, Obagi Professional-C, and other product lines are cosmetics. You also state throughout your filing that these products are physician dispensed. Please summarize the regulations that dictate when a cosmetic can be sold over the counter vs. through a physician/prescription.

49. We note from the first paragraph of the "FDA Regulation of Drug Products" discussion on page 81 that drugs that are not new drugs generally do not require pre-market review and approval. However, in the second paragraph of this discussion, you state Triax Pharmaceuticals holds an abbreviated new drug application for tretonin.

- Please clarify the level of review the FDA gives to drug products that are not new drugs.
- Explain the abbreviated new drug application process.
- Discuss the steps that must be taken prior to marketing such products.

50. Please provide a table listing each of your material products and product candidates; whether each is prescription or over-the-counter; whether it is a cosmetic, drug product, or new drug product; whether it was subject to FDA approval; and when it was launched.

Legal Matters, page 85

51. We note the DFEH closed its case filed by Mr. McNamara. Please state whether this means the case is finalized, or whether Mr. McNamara has any right to appeal or somehow re-open this case. Also, state the type of relief he was seeking in this action. If he was seeking damages, state the amount.

52. Please state whether Mr. McNamara has actually filed the wage claim with the California Labor Commissioner and, if so, the date he filed it. Also state the amount of damages he is seeking.

Related Party Transactions, page 100

53. Please file as an exhibit the January 25, 2005 letter agreement regarding the repurchase of your Series A Preferred Stock, as discussed on page 103.

54. If there exists a written agreement underlying the $1 million payment to Stonington Partners, Inc., as discussed on page 105, please file it as an exhibit.

Registration Rights, page 107

55. Please clarify in the filing which securities constitute registrable securities and disclose all terms of the registrable securities, including any penalty clauses. Also clarify your intended accounting treatment under SFAS 133 and EITF 00-19 if the securities do not qualify for equity accounting. Revise your dilution and capitalization table to reflect any registrable securities that will be considered a derivative subsequent to your initial public offering and classified as a liability and marked to market.

Consolidated Financial Statements

Note 3: Summary of significant accounting policies, page F-11

Treasury Stock, page F-17

56. Please clarify your accounting policy for recording differences between the fair
    value of the issuance and the cost basis of the treasury stock.

Note 10: Related-party transactions, page F-35

57. Please disclose material related party transactions on the face of the financial
    statements. For example, we note that the sales transactions to the Cellogique
    Corporation were material to net income. Refer to Item 4-08(k) of Regulation S-
    X.

Note 12: Stock Options, F-42

58. Please disclose in the financial statements the following information for equity
    instruments granted during the periods presented:

    • The date of the transaction,
    • The number of options granted or shares issued,
    • The exercise price or per share amount paid,
    • Whether the valuation was performed contemporaneously or retrospectively,
      and
    • Why management chose to use its methodology instead of a
      contemporaneous, unrelated third party valuation.

59. Provide the above information to us separately for equity instruments granted
    since the periods presented in the financial statements through the date of your
    response.

Note 15: Subsequent events, pages F-47-F-51

Resignation of Austin McNamara, page F-48

60. Please tell us how the fair value of the stock of $10 relating to the liability
    recorded relates to the IPO price or fair value used for stock compensation
    purposes.

Item 16. Exhibits and Financial Statement Schedules, page II-2

61. We note some of your exhibits are not yet filed. When the exhibits are filed, we
    will need time to review them, and we may have comments on them. All
    comments will need to be resolved prior to effectiveness.

Exhibit 10.6: Distribution Agreement with Cellogique Corporation

62. Various sections of the agreement reference exhibits A-E, but these exhibits do
    not appear to be filed on EDGAR. Please be aware that when you file an exhibit
    pursuant to Item 601(b)(10) of Regulation S-K, you are required to file the entire
    agreement, including all attachments. Please file exhibit 10.6 in its entirety, and
    confirm in your response letter that all attachments to all Item 601(b)(10) exhibits
    have been filed.

                                *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with
  respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility
  for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Mark B. Weeks, Esq.
       Kevin T. Collins, Esq.
       Lora D. Blum, Esq.
       Heller Ehrman LLP
       275 Middlefield Road
       Menlo Park, California 94025